FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated February 25, 2004 (“Cingular Wireless and RIM Introduce New BlackBerry Handhelds for Cingular's Nationwide Network")

News Release dated February 25, 2004 (“Orange France and RIM to Launch BlackBerry Services")

Page No 3 2

Document 1

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February 25, 2004

FOR IMMEDIATE RELEASE

CINGULAR WIRELESS AND RIM INTRODUCE NEW BLACKBERRY HANDHELDS FOR CINGULAR’S NATIONWIDE NETWORK

Atlanta, GA and Waterloo, Ontario - Cingular Wireless and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) announced today a new suite of BlackBerry® handhelds operating on Cingular's nationwide GSM/GPRS network.

Cingular’s new flagship GPRS data devices are the monochrome BlackBerry 6280™ and color BlackBerry 7280™ handhelds. The BlackBerry 6280 and BlackBerry 7280 are tri-band (850,1900,1800 MHz) handhelds that integrate phone, email and data access to allow customers to take full advantage of Cingular’s GSM/GPRS network and manage all of their information and communications with a single device.

“Cingular is the leading provider of wireless email services with more experience supporting BlackBerry customers and corporate systems connectivity than any other carrier in the US,” said Jim Ryan vice president of data product management and business marketing, Cingular Wireless. “Now with these new BlackBerry solutions, we are improving the strength of our position with higher speeds, a wireless data footprint that meets or beats any other carrier in the country and enterprise-grade service and support.”

“Cingular and RIM have a longstanding and successful history supporting customers with BlackBerry deployments. BlackBerry Enterprise Server continues to be the wireless platform of choice for enterprise and government customers and the BlackBerry Web Client service is proving very popular with smaller companies and individuals that want to stay connected and productive throughout the day,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “The new BlackBerry models are a strong addition to the overall Cingular offering and the added support of both 850 MHz and 1900 MHz frequencies in the US provides these handhelds with even greater wireless coverage on Cingular’s nationwide network.”

The BlackBerry 6280 and BlackBerry 7280 combine phone, email, SMS, organizer, web and corporate data applications in a single handheld. The handhelds also feature cradle-free wireless email synchronization, integrated attachment viewing (including support for popular file formats such as Word, Excel, PowerPoint, WordPerfect, PDF and ASCII) and remote address look up. The BlackBerry 6280 and BlackBerry 7280 operate on Cingular’s 850/1900 MHz GSM/GPRS network in the United States and support international roaming on 1800 MHz networks.

For customers who want a full color handheld, the Java™-based BlackBerry 7280 features a new high-resolution screen that displays crisp images with support for over 65,000 colors, while continuing to offer superior battery life for optimal wireless performance.

The new BlackBerry handhelds are available through Cingular as part of the Cingular Xpress Mail™ with BlackBerry service. The BlackBerry 6280 and BlackBerry 7280 work with BlackBerry Enterprise Server™ software that supports both Microsoft® Exchange and IBM Lotus® Domino™ environments.

Both products also support BlackBerry Web Client™, a web-based interface that can provide smaller companies and individuals with access to multiple existing corporate and/or personal email accounts from a single BlackBerry handheld (including Microsoft Exchange, IBM Lotus Domino and popular ISP email accounts) without requiring server software. Cingular customers who sign up for XpressMail with BlackBerry service also receive monthly Internet access at no additional charge. Pricing for the BlackBerry 6280 starts at $249. Pricing for the BlackBerry 7280 starts at $299. Cingular data rate plans start as low as $29.99 per month for 3 MB of data.

Business customers who need installation, maintenance and technical support for their BlackBerry handhelds and services, or who want to deploy customized wireless data solutions on BlackBerry handhelds, can get expert support from Cingular’s Professional Services. Cingular’s team of wireless experts can manage any stage of a project from pre-sale engineering, to installation, testing and configuration, to end user training and ongoing help desk support. Cingular has more than 10 years experience supporting enterprise customers with data applications and has been selling and supporting the BlackBerry platform since 1999, making Cingular the longest standing U.S. BlackBerry carrier in the business.

For more information about the new BlackBerry handhelds, please visit Cingular Wireless’ website at www.cingular.com.

About Cingular Wireless

Cingular Wireless, a joint venture between SBC Communications (NYSE — SBC) and BellSouth (NYSE — BLS), serves more than 24 million voice and data customers across the United States. A leader in mobile voice and data communications, Cingular is the only U.S. wireless carrier to offer Rollover(tm), the wireless plan that lets customers keep their unused monthly minutes. Cingular has launched the world’s first commercial deployment of wireless services using Enhanced Data rates for GSM Evolution (EDGE) technology. Cingular provides cellular/PCS service in 43 of the top 50 markets nationwide, and provides corporate e-mail and other advanced data services through its GPRS, EDGE and Mobitex packet data networks. Details of the company are available at www.cingular.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts: Jennifer Bowcock Cingular Wireless 404-236-6319 jennifer.bowcock@cingular.com
Patrick Foarde Ketchum for Cingular Wireless 404-879-9254 patrick.foarde@ketchum.com
Courtney Flaherty Brodeur Worldwide for RIM 212-771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Document 2

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February 25, 2004

FOR IMMEDIATE RELEASE

Orange France and RIM to Launch BlackBerry® Services

3GSM World Congress, Cannes, France — Orange France and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to offer the BlackBerry® wireless solution to business customers. This offering is expected to be available as part of Orange’s OBS (Orange Business Solutions) portfolio during the second quarter 2004. Operating on Orange France’s GSM/GPRS network and including roaming capabilities, BlackBerry from Orange France will provide mobile professionals with push-based access to their corporate email system via an advanced handheld, in addition to phone capabilities, Internet access and organiser.

“For our business customers, access on the move to their corporate emails is becoming just as important as making and receiving calls,” said Jean Marie Culpin, Vice President, Business Solutions at Orange France. “We are very pleased to enrich our portfolio of wireless email services — Orange bureau — with the BlackBerry solution. Our business customers will now enjoy the largest choice of easy to use and secure access to their information.”

“The popularity of BlackBerry continues to grow across Europe and we are very pleased to begin working with Orange in France,” said Mark Guibert, Vice President, Corporate Marketing at RIM. “BlackBerry will offer Orange France business customers a unique wireless enterprise platform that leverages the power of the Orange GSM/GPRS network and offers customers a convincing return on investment.”

BlackBerry is an award-winning platform that supports wireless access to a wide range of information and communications. With always-on connectivity and push-based technology that automatically delivers email and corporate data to and from a handheld, BlackBerry provides effortless access to information while on the move. Customers can read and forward email attachments from their BlackBerry handheld (including Microsoft® Word, Excel, PowerPoint and Adobe PDF). Business customers also have wireless access to their calendar and corporate address books.

About Orange

Orange France is a subsidiary of Orange SA, which comprises all of France Telecom’s mobile communications activities worldwide. It is France’s leading mobile operator, with 48.8% of the market and 20,3 million customers at December 31, 2003.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit or www.blackberry.com.

Media Contacts: Orange France: Sebastien Goales +33 (0)1 44 44 93 93 sebastien.goales@francetelecom.com
RIM Media Contact North America: Courtney Flaherty Brodeur Worldwide for RIM +1 (212) 771-3637 cflaherty@brodeur.com
RIM Media Contact Europe: Tilly Quanjer, Senior Communications Manager, RIM +44 (0)1784 223987 tquanjer@rim.net
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	February 25, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller